Enterra Energy Trust Announces Q1 2009 Financial and Operating Results

Calgary, Alberta – (Marketwire – May 15, 2009) Enterra Energy Trust (“Enterra”, “We”, “Our” or the “Trust”) announces its financial and operating results for the three months ended March 31, 2009.

“In the first quarter of 2009 we have been able to further strengthen our balance sheet to the point that we find ourselves in a stronger financial position than we’ve been in for sometime”, commented Don Klapko, Enterra’s Chief Executive Officer.  “We believe that through our continued efforts to live within our means and effectively balance debt reduction with capital reinvestment, we were able to reduce our net debt by a further 25 percent from the end of Q4 2008 to $39.1 million while funds from operations for the quarter were $17.9 million or $0.29 per unit.  The Enterra team is committed to continuing with a conservative, straightforward approach to identifying and exploiting both internal and external strategic growth opportunities.”

Q1 2009 Highlights

•	Net debt was reduced to $39.1 million from $52.4 million at December 31, 2008. This represents a decrease of 25 percent.
•	Total bank debt was decreased to $80.0 million, a reduction of $15.5 million from December 31, 2008.
•	Production averaged 9,968 boe per day, a decrease of 9 percent from Q1 2008 as a result of property dispositions which took place in Q1 and Q2 2008.
•	Funds from operations for Q1 2009 were $17.9 million, 26 percent lower when compared to Q1 2008 of $24.3 million as a result of lower commodity prices.

Enterra’s bank borrowing of $80.0 million represents less than 73 percent of its expected senior credit facility of $110.0 million.  The credit maximum is expected to decrease from $135.0 million to $110.0 million after the Trust’s Bank Syndicate completes its borrowing base review in May 2009.  The borrowing base review is expected to result in Enterra’s reserves supporting a borrowing base of $110.0 million at this time based on current commodity prices, which are significantly lower than the prices used when the credit facility was first negotiated in May 2008.  Year over year, Enterra has a much improved balance sheet and management has confidence that the Trust has sufficient cash and adequate availability in its debt facility to manage through the current uncertain economic environment.

The Trust’s complete unaudited consolidated financial statements, accompanying notes and MD&A for the quarter are available on Enterra's website at www.enterraenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Enterra will host a conference call and webcast on Tuesday, May 19, 2009 at 9:00 a.m. MT (11:00 a.m. ET) to discuss the Trust’s Q1 2009 results. To access the call, please dial 1-866-225-0198 or 416-340-8018 in Toronto.  A live audio webcast of the conference call will be available on the home page of Enterra’s website at www.enterraenergy.com.  A replay of the conference call will be available until 11:59 p.m. MT, May 26, 2009. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 2424245#.

	Three months ended March 31			Year ended December 31
Q1 2009 Financial and Operations Summary (in thousands of Canadian dollars except for volumes, percentages and per unit and boe amounts)	2009	2008	Change	2008
FINANCIAL
Revenue before mark-to-market adjustment (1)	41,889	60,314	(31%)	255,268
Funds from operations (1)	17,915	24,256	(26%)	107,345
Per unit – basic ($)	0.29	0.39		1.74
Per unit – diluted ($)	0.29	0.39		1.70
Net income (loss)	(8,498)	(1,907)		7,061
Per unit – basic ($)	(0.14)	(0.03)		0.11
Per unit – diluted ($)	(0.14)	(0.03)		0.11
Total assets	567,510	566,976		587,018
Net debt (2)	39,119	110,604		52,389
Convertible debentures	113,845	112,105		113,420
Unitholders’ equity	298,040	228,597		294,416
SHARES AND UNITS OUTSTANDING
Weighted average units outstanding – basic (000s)	62,201	61,436		61,661
Weighted average units outstanding – diluted (000s)	62,201	61,436		63,012
Units outstanding at period end (000s)	62,218	61,436		62,159
PRODUCTION
Average daily production
Oil and NGL (bbls per day)	4,208	4,023	5%	3,756
Gas (mcf per day)	34,557	41,227	(16%)	39,162
Total (boe per day)	9,968	10,894	(9%)	10,283
Exit production
Oil and NGL (bbls per day)	3,891	3,876	0%	4,250
Gas (mcf per day)	34,198	40,118	(15%)	33,321
Total (boe per day)	9,591	10,562	(9%)	9,804
Average sales price
Oil and NGL ($ per bbl)	40.22	84.61	(52%)	92.05
Gas ($ per mcf)	4.78	8.15	(41%)	8.98
Cash flow netback (1) ($ per boe)
Revenue (3)	46.69	60.84	(23%)	67.83
Royalties	7.25	13.22	(45%)	15.50
Production expenses	12.61	13.84	(9%)	14.80
Transportation expenses	0.54	0.46	17%	0.66
Operating netback	26.29	33.32	(21%)	36.87
General and administrative	3.99	4.64	(14%)	4.21
Cash interest expense	2.34	4.16	(44%)	4.04
Other cash costs	(0.01)	0.05	(120%)	0.10
Cash flow netback	19.97	24.47	(18%)	28.52
(1)	Revenues before mark-to-market adjustment, funds from operations and cash flow netback are non-GAAP financial measures.
(2)	Net debt is a non-GAAP term and includes total bank debt, long-term receivables, current assets and current liabilities (excluding commodity contracts and future income taxes).
(3)	Price received excludes unrealized mark-to-market gain or loss.

About Enterra Energy Trust
Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units and debentures are listed on the Toronto Stock Exchange under the symbols ENT.UN, ENT.DB, ENT.DB.A and Enterra’s trust units are listed on the New York Stock Exchange under the symbol ENT.  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 58 percent natural gas and 42 percent crude oil and natural gas liquids.

Barrels of Oil Equivalent
Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Blaine Boerchers
Chief Financial Officer
(403) 263-0262 or (877) 263-0262

info@enterraenergy.com
www.enterraenergy.com